                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM N-8F

        APPLICATION PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY
          ACT OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER
                            DECLARING THAT COMPANY
                    HAS CEASED TO BE AN INVESTMENT COMPANY


I.  General Identifying Information
1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

    [X]  Merger

    [_]  Liquidation

    [_]  Abandonment of Registration
         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

    [_]  Election of status as a Business Development Company
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund:

    Municipal Fund for California Investors, Inc.

3.  Securities and Exchange Commission File No.: 811-3574

4.  Is this an initial Form N-8F or an amendment to a previously filed Form N-
    8F?

    [_]   Initial Application      [X]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    400 Bellevue Parkway
    Wilmington, Delaware 19809

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

    Jonathan Kopcsik, Esquire
    Drinker Biddle & Reath LLP
    One Logan Square
    18/th/ & Cherry Streets
    Philadelphia, Pennsylvania 19103-6996
    215-988-2826

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

    BlackRock Institutional Management Corporation
    (formerly PNC Institutional Management Corporation)
    400 Bellevue Parkway
    Wilmington, Delaware 19809
    800-441-9800
    (records relating to its functions as investment adviser)

    Drinker Biddle & Reath LLP
    One Logan Square
    18/th/ and Cherry Sts.
    Philadelphia, PA  19103-6996
    215-988-2700
    (Registrant's Articles of Incorporation, By-Laws, and Minute Books)

    PFPC Inc.
    400 Bellevue Parkway
    Wilmington, Delaware 19809
    800-441-9800
    (records relating to its function as co-administrator, transfer agent, registrar and dividend disbursing agent)

    PFPC Trust Company (successor to PNC Bank, N.A.)
    8800 Tinicum Blvd., Third Floor, Suite 200
    Philadelphia, PA 19153
    215-585-5060
    (records relating to its function as custodian)

    PNC Bank, NA
    1600 Market Street
    Philadelphia, Pennsylvania 19103
    215-585-7200
    (records relating to its function as a sub-adviser)

    Provident Distributors, Inc.
    3200 Horizon Drive
    King of Prussia, PA 19406
    610-239-4590
    (records relating to its function as distributor and co-administrator)

8.  Classification of fund (check only one):

    [X]   Management company;

    [_]   Unit investment trust; or

    [_]   Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

    [X]   Open-end      [_]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

    Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    BlackRock Institutional Management Corporation
    (formerly PNC Institutional Management Corporation)
    Bellevue Corporate Center
    400 Bellevue Parkway
    Wilmington, Delaware 19809

    PNC Bank, NA
    1600 Market Street
    Philadelphia, Pennsylvania 19103

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    Provident Distributors, Inc.
    3200 Horizon Drive
    King of Prussia, PA 19406

13. If the fund is a unit investment trust ("UIT") provide:

    N/A

    (a) Depositor's name(s) and address(es):

    (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    [_]   Yes      [X]   No

    If Yes, for each UIT state:

          Name(s):

          File No.:  811-____
          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

    [X]   Yes      [_]   No

    If Yes, state the date on which the board vote took place:

    The board approved the merger at a meeting which occurred on October 22, 1998.

    If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

    [X]   Yes      [_]   No

    If Yes, state the date on which the shareholder vote took place:

    The shareholders approved the merger on February 9, 1999.

    If No, explain:

II. Distributions to Shareholders
16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [X]   Yes      [_]   No

    (a)   If Yes, list the date(s) on which the fund made those distributions:

          February 10, 1999

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes      [_]   No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes      [_]   No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [_]  Yes      [_]   No

     If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [_]  Yes      [_]   No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes      [_]   No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [_]  Yes      [X]   No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities
20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [_]  Yes      [X]   No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [_]  Yes      [_]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [_]  Yes      [X]   No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration
22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          Municipal Fund for California Investors, Inc. incurred no expenses in connection with the Merger because, as a result of expense waivers, the service providers for the Municipal Fund for California Investors, Inc. effectively bore all expenses.

          (i)   Legal expenses:

          (ii)  Accounting expenses:

          (iii) Other expenses (list and identify separately):

          (iv)  Total expenses (sum of lines (i)-(iii) above):

     (b)  How were those expenses allocated?

          See 22(a) above

     (c)  Who paid those expenses?

          See 22(a) above.

     (d)  How did the fund pay for unamortized expenses (if any)?

          See 22(a) above.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [_]  Yes      [X]   No
     If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business
24.  Is the fund a party to any litigation or administrative proceeding?

     [_]  Yes      [X]   No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [_]  Yes      [X]   No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only
26.  (a)  State the name of the fund surviving the Merger:

          Provident Institutional Funds

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          File No. 811-2354

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          The Agreement and Plan of Reorganization was included in the definitive proxy statement, Form N-14, for Municipal Fund for California Investors, Inc. Nos. 2-79510/811-3574, filed with the SEC on December 11, 1999.

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                 VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of the Municipal Fund for California Investors, Inc., (ii) he is the President of the Municipal Fund for California Investors, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.



Date: September 22, 2000                        /s/ Thomas H. Nevin
     ---------------------------                ---------------------------
                                                Thomas H. Nevin
                                                President